

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2023

Dominick Zarcone
President and Chief Executive Officer
LKQ Corporation
500 West Madison Street, Suite 2800
Chicago, Illinois 60661

  Re: LKQ Corporation
   Form 10-K for Fiscal Year Ended December 31, 2022
   Filed February 23, 2023
   File No. 000-50404

Dear Dominick Zarcone:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to the comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Financial Statements
Note 24. Segment and Geographic Information, page 99

1. Segment EBITDA is your ASC 280 measure of segment profit; EBITDA is not. Please remove the EBITDA non-GAAP measure that you have included as a subtotal in the reconciliation of net income to Segment EBITDA from your financial statements. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Trade & Services